UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                               (Amendment No. # 3)

                                FutureLink Corp.
                                (Name of Issuer)

                         Common Shares, $.0001 par value
                         (Title of Class of Securities)

                                    36114Q208
                                 (CUSIP Number)

              Pequot Capital Management, Inc., 500 Nyala Farm Road
           Westport, CT  06880  Attn: {Peter G. Streinger 203/429-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  36114Q208

             SCHEDULE  13D
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1.     NAME  OF  REPORTING  PERSON
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Pequot  Capital  Management,  Inc.
       06-1524885
--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  MEMBER  OF  A  GROUP*

                                                     (a)
                                                     (b)
--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

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4.     SOURCE  OF  FUNDS*

       00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       CONNECTICUT
--------------------------------------------------------------------------------
                   7.  SOLE  VOTING  POWER
                       23,962,553
                   ------------------------------------------------------------
NUMBER  OF  SHARES
BENEFICIALLY       8.  SHARED  VOTING  POWER
OWNED  BY  EACH          0
REPORTING          ------------------------------------------------------------
PERSON  WITH        9.  SOLE  DISPOSITIVE  POWER
                       23,962,553
                    -----------------------------------------------------------
                   10.  SHARED  DISPOSITIVE  POWER
                        0
--------------------------------------------------------------------------------
11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     23,962,553
--------------------------------------------------------------------------------
12.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      28.86%
--------------------------------------------------------------------------------
14.  TYPE  OF  REPORTING  PERSON*

     IA
--------------------------------------------------------------------------------

Item  1.  Security  and  Issuer

This Statement relates to the Common Stock, $.0001 par value (the "Shares"), of FutureLink Corp. (the "Company"), a Colorado corporation. The Company's principal executive office is located at 2 South Pointe Drive, Lake Forest, California 92630.

Item  2.  Identity  and  Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg, Daniel C. Benton and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg, Benton and Kevin E. O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither  of  the  Reporting  Person  nor  the  Executive Officers, Directors and
Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

As of the date hereof, under rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 23,962,553 of the Company's Shares ("Shares") in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). In the transaction which is the subject of this filing, the Reporting Person purchased the First Tranche Note (as defined in Item 6) for $3,500,000, which is convertible into 13,597,973 Shares, which includes 11,824,324 Shares attributable to the senior subordinated convertible promissory notes and 1,773,649 Shares attributable to the warrants ("Note Warrants") (see Item 6 for a more detailed description of the transaction). In addition, two employees of the Reporting Person, who serve on the Board of Directors of the Company, received Options ("Options") of which 100,000 options are now exercisable and convertible into 100,000 Shares.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders.

Item  4.  Purpose  of  Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. Two employees of the Reporting Person currently serve on the Board of Directors of the Company and the Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts. On May 18, 2001, the Reporting Person purchased the Second Tranche Note (as defined in
Item 6) for $1,500,000, such note not being convertible into equity securities of the Company until a conversion price is established and certain approvals are obtained. See item 6 for a more detailed description of the transaction.

Item  5.  Interest  in  Securities  of  the  Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 23,962,553 Shares. These Shares represent approximately 28.86% of the 83,030,919 Shares that the Reporting Person believes to be outstanding if the First Tranche Note, warrants (which the Reporting Person reported in April 2000), the Note Warrants and Options were converted into common stock. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 20, 2001, the Company issued to the Reporting Person a secured subordinated convertible promissory note ("Bridge Note") in the aggregate principal amount of up to $5 million. Under the terms of this Bridge Note, $3.5 million (the "First Tranche Note") was advanced to the Company by the Reporting Person on April 23, 2001, and, on May 18, 2001, an additional $1.5 million (the "Second Tranche Note") was advanced. The Bridge Note is convertible at the option of the holder into units consisting of senior subordinated convertible promissory notes and warrants to purchase shares of the Company's common stock. The convertible notes are, in turn, convertible into shares of either common stock of the Company at, with respect to the First Trance Note, a conversion price of $.296 per share (the "Conversion Price") or shares of a new series of preferred stock which will be convertible into common stock of the Company at, with respect to the First Tranche Note, such Conversion Price. The Note Warrant that is issuable upon conversion of the First Tranche Note is exercisable into 1,773,649 Shares at an exercise price of $.296. The Second Tranche Note is not convertible into equity securities of the Company until an conversion price is established and certain approvals are obtained. The conversion price for the Second Tranche Note will be the lower of (i) $.296 per share and (ii), if a "Third-party Financing" occurs before May 31, 2001, the average closing bid price of the Common Stock for the 5 trading days preceding the closing date of the "Third-party Financing". A "Third-party Financing" is defined in the Bridge Note as the closing of the next round of equity or convertible debt financing in which the Company receives aggregate gross proceeds of at least $5,000,000.

Item  7.  Material  to  be  Filed  as  Exhibits

         None.


After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May  22,  2001

Pequot  Capital  Management,  Inc.


By:/s/  Kevin E. O'Brien
        Kevin E. O'Brien,  General Counsel